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                                                                     Exhibit 4.1

                                  DEMAND NOTE

                                                              September 28, 2001
                                                              New York, New York

     ON DEMAND as set forth herein, for value received, ALLOY, INC., a Delaware corporation ("Maker"), promises to pay to the order of DANIEL E. DUCKWORTH (the "Holder"), at the address of the Holder at One Competition Way, Mt. Vernon, IN 47620, or at such other place or places or to such other party or parties as the Holder may from time to time designate, the Final Principal Amount, if any, as determined below, without interest; provided, that if this Note is not paid in full upon demand for payment thereof given in accordance with the provisions hereof, interest on the unpaid balance shall thereafter be payable on demand at an interest rate per annum equal to fifteen percent (15%) per annum.

     This Note is issued pursuant to the provisions of that certain Agreement and Plan of Reorganization, dated as of September 28, 2001 (the "Reorganization Agreement"), by and among Maker, Dan's Competition, Inc., an Indiana corporation, Alloy Acquisition Sub, Inc., a Delaware corporation, Dianna J. Duckworth ("Dianna") and the Holder, and is one of two demand notes issued pursuant to the Reorganization Agreement, the other of which has been issued to Dianna (Dianna and the Holder hereinafter referred to as the "Noteholders"). Pursuant to terms and conditions set forth in the Registration Rights Agreement of even date herewith between Maker and the Noteholders (the "Registration Rights Agreement"), Maker has agreed to use all commercially reasonable efforts to file a Registration Statement on Form S-3 or any successor thereto for a public offering of all of the Restricted Stock (as such term is defined in the Registration Rights Agreement) within thirty (30) days of the consummation of the transactions contemplated by the Reorganization Agreement, and to use all commercially reasonable efforts to cause the same to be declared effective by the Securities Exchange Commission (the "Commission").

     The Holder shall have the ability to demand payment of the Final Principal Amount of this Note, if any, only during the period beginning on the date which is exactly thirteen (13) months after the Closing Date (as defined in the Reorganization Agreement) (the "Anniversary Date") and ending at 5:00 p.m. local New York, New York time on the date which is exactly sixty (60) days after the Anniversary Date (the "Expiration Date").

     The contingent principal amount of this Note at any time outstanding (the "Contingent Principal Amount") shall be determined as follows: On the date hereof, this Note shall have a Contingent Principal Amount of $7,200,000. Thereafter, on the date that is exactly two (2) months after the Closing Date and on each subsequent monthly anniversary date thereafter up to and including the Anniversary Date (the monthly period ending on such date that is two months after the Closing Date and each monthly period thereafter, a "Monthly Period"), Maker shall calculate a monthly balance (each, a "Monthly Balance"), which shall be equal to the product of (x) the average closing sale price of one share of common stock, par value $0.01 per share, of Maker (the "Common Stock") as quoted on the NASDAQ National Market System for each of the trading days in such Monthly Period (the "Average Closing Price") multiplied by (y)

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74,074.07 (the "Number of Monthly Shares"); provided, that if the Common Stock is not listed for trading on the NASDAQ National Market System for all or any of the days in such Monthly Period, the average closing sale price of the Common Stock on any such day shall be equal to the average of the closing bid and asked prices of the Common Stock on each such day as quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock on each such day on the principal exchange or market on which the Common Stock is then listed for trading, whichever is applicable.

     Notwithstanding the foregoing, if any registration statement covering all of the Registrable Securities (as such term is defined in the Registration Rights Agreement) has been filed pursuant to the Registration Rights Agreement and (A) has not been declared effective by the Commission within thirty (30) days after the date on which it is filed, or (B) has been declared effective by the Commission but (i) the ability of the Noteholders to sell shares of Common Stock pursuant to such registration statement has been suspended as contemplated by the provisions of Sections 4(c) or 4(e) of the Registration Rights Agreement, or (ii) the Company has withdrawn such registration statement for any reason other than one for which one or more of the Noteholders is required to indemnify the Company pursuant to the provisions of Section 7(b) of the Registration Rights Agreement and a new registration statement covering all of the Registrable Securities has not yet been declared effective by the Commission (the period following the date thirty (30) days after the date on which the initial registration statement is filed and prior to the date that such registration statement has been declared effective shall be the "Initial Suspension Period" and the period during which the Noteholders' ability to sell shares pursuant to such registration statement has been suspended or during which such registration statement has been withdrawn and a new registration has not been declared effective shall be the "Suspension Period"), there shall be no Average Closing Price calculated for the Initial Suspension Period or Suspension Period, as applicable, and the Average Closing Price for any Monthly Period during which the Initial Suspension Period or Suspension Period, as applicable, has occurred shall equal the greater of (i) the average price per share of Common Stock obtained by the Noteholders upon all Sales of shares of Common Stock during such Monthly Period, if any such Sales shall have been effected by either Noteholder, and (ii) the average closing sale price of one share of Common Stock for each of the trading days in such Monthly Period other than the trading days during the Initial Suspension Period or Suspension Period, as applicable, occurring during such Monthly Period. If (i) there have not been at least ten (10) trading days in a Monthly Period during which the Initial Suspension Period or Suspension Period, as applicable, has not been in effect and (ii) the Noteholders have not otherwise effected any Sales during such Monthly Period, then a Monthly Balance for such Monthly Period shall not be calculated, the Contingent Principal Amount of this Note shall not be adjusted with respect to such Monthly Period, and the Number of Monthly Shares that would have been subject to the calculation of the Monthly Balance for such Monthly Period shall be added to the Number of Monthly Shares for purposes of calculating the Monthly Balances hereunder for each of the remaining Monthly Periods through the Monthly Period ending on the Anniversary Date on a pro rata basis based upon the number of remaining Monthly Periods with respect to which a calculation of a Monthly Balance is scheduled to be made. The foregoing provisions of this paragraph shall not apply if the affected Monthly Period is the Monthly Period ending on the Anniversary Date (provided that the Number of Monthly Shares for purposes of the calculation
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of the Monthly Balance for such Monthly Period may be adjusted in accordance with the terms of this paragraph).

     At the same time as it calculates each Monthly Balance, Maker shall calculate the then current Contingent Principal Amount of this Note, which shall be equal, as of any date, to $7,200,000 less the sum of the Monthly Balances determined through such date, and shall provide a copy of such calculations to the Holder. Maker's calculation of the Monthly Balances and the Contingent Principal Amounts shall be final and binding on Maker and the Holder absent manifest error.

     Unless this Note earlier shall have been deemed satisfied and cancelled in accordance with the provisions set forth below, on the Anniversary Date, the final principal amount of this Note shall become fixed (the "Final Principal Amount") at an amount equal to the lesser of (i) the then current Contingent Principal Amount and (ii) an amount equal to (A) $7,200,000 minus (B) an amount equal to 60 % of the aggregate gross proceeds received (or deemed to have been received pursuant to the provisions set forth below) by the Noteholders from Sales (as defined below) by the Noteholders of Common Stock issued by Maker pursuant to the provisions of the Reorganization Agreement less any brokerage commissions incurred in connection with such Sales ("Sale Proceeds") during the period from the Closing Date through and including the Anniversary Date.

     This Note shall be deemed to have been satisfied in full and shall have no further force or effect after the first to occur of (A) the Expiration Date, if the Holder shall not have previously made a demand for payment hereunder, (B) the date on which the then current Contingent Principal Amount is less than or equal to zero ($0), (C) on the Anniversary Date if the Final Principal Amount is less than or equal to zero ($0) and (D) the first date prior to the Anniversary Date on which the Noteholders shall have received aggregate Sale Proceeds of $12,000,000 or more. Upon the satisfaction of this Note pursuant to the provisions of this paragraph, the Holder shall, at the request of Maker, deliver this Note to Maker for cancellation.

     In order that Maker may maintain an accurate record of the proceeds received by the Noteholders from Sales of Common Stock, the Holder covenants to deliver to Maker written notice of the date, number of shares and gross Sales proceeds received upon any Sales of Common Stock by the Holder (together with a statement of brokerage commissions incurred in connection with such Sales) on or prior to the Anniversary Date within five (5) business days after consummation of any such Sale. For purposes hereof, a "Sale" shall mean (A) completion of any agreement to sell any Common Stock, (B) entrance into any contract to sell any Common Stock prior to the Anniversary Date which has a closing date with respect to all or any portion of the Common Stock covered thereby after the Anniversary Date, or (C) a pledge or other disposition of, or the entrance into any agreement or transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of, shares of Common Stock, including, without limitation, by means of a gift or other transaction for no consideration; provided, however, that any such gift or conveyance by the Holder to a family member of the Holder or to an estate planning vehicle of any sort shall not be deemed a "Sale" for purposes of this Note; provided further, however, that any sale, transfer, pledge or other disposition by such

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family member or estate planning vehicle that would otherwise constitute a
"Sale" hereunder shall be deemed to constitute a "Sale" for the purposes of this Note. Notwithstanding the foregoing, if any Sale shall occur (i) in a manner other than pursuant to an arms' length transaction with a party that is unrelated to and otherwise unaffiliated with either of the Noteholders and (ii) at a price that is less than the average closing sale price of the Common Stock as quoted on the NASDAQ National Market System for each of the five (5) trading days preceding the date of such Sale (the "Average Sales Price"), then, for purposes of the provisions of this Note, such Sale shall be deemed to have occurred at the Average Sales Price.

     Maker will pay on demand, without limitation, all reasonable attorneys' fees, out-of-pocket expenses reasonably incurred by the Holder's attorneys and all costs reasonably incurred by the Holder, including, without limitation costs and expenses associated with travel on behalf of the Holder, which costs and expenses are directly or indirectly related to the protection or enforcement of any of the Holder's rights against Maker or any endorser or guarantor of this Note (whether or not suit is instituted by or against the Holder) following a breach by Maker of any of its obligations hereunder.

     No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Maker and every endorser or guarantor of this Note, regardless of the time, order or place of signing, waive presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time or terms of payment hereunder or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

     None of the terms or provisions of this Note may be excluded, modified, or amended except by a written instrument duly executed on behalf of the Holder and Maker expressly referring hereto and setting forth the provisions so excluded, modified or amended.

     The term "Holder" as used in this Note includes the Holder's heirs, personal representatives, executors and permitted assigns, provided that, the Holder may not assign this Note without the prior written consent of Maker. This Note shall be binding upon Maker and its successors and assigns.

     This Note, together with the Reorganization Agreement and Registration Rights Agreement, contain the entire agreement among the Holder and Maker with respect to the matters covered hereby, and supersedes every course of dealing, other conduct, oral agreement and representation previously made by the Holder. Each provision of this Note shall be interpreted as consistent with existing law, and shall be deemed amended to the extent necessary to comply with any conflicting law. If a Court deems any provision invalid, the remainder of this Note shall remain in full force and effect.

     ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS.

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     MAKER AND THE HOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ALL
RIGHTS TO TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY THE HOLDER AGAINST MAKER ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR RELATED TO THIS NOTE.

                 [Remainder of Page Intentionally Left Blank]

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     IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its duly authorized officer as of the date first above written.

                                     ALLOY, INC.

                                      /s/ Matthew C. Diamond
                                     -------------------------------------------
                                     (Signature)

                                     By: Matthew C. Diamond
                                         ---------------------------------------
                                     (Print or type name)

                                     Its: Chairman/CEO
                                          --------------------------------------
                                     (Title or Capacity)

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